Exhibit 12

HERTZ GLOBAL HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Millions of Dollars Except Ratios)

	Years ended December 31,
	2010		2009		2008	2007	2006
Income (loss) before income taxes	$(13.6)		$(171.0)		$(1,382.8)	$386.8	$200.6
Interest expense	773.4		680.3		870.0	916.7	943.3
Portion of rent estimated to represent the interest factor	141.9		149.9		155.7	165.1	147.8

Earnings (loss) before income taxes and fixed charges	$901.7		$659.2		$(357.1)	$1,468.6	$1,291.7

Interest expense (including capitalized interest)	$774.3		$681.5		$872.8	$921.6	$949.4
Portion of rent estimated to represent the interest factor	141.9		149.9		155.7	165.1	147.8

Fixed charges	$916.2		$831.4		$1,028.5	$1,086.7	$1,097.2

Ratio of earnings to fixed charges	(a	)	(a	)	(a )	1.4	1.2

(a)
Earnings (loss) before income taxes, noncontrolling interest and fixed charges for the years ended December 31, 2010, 2009 and 2008 were inadequate to cover fixed charges for the period by $14.5 million, $172.2 million and $1,385.6 million, respectively.